The Castle Group, Inc.

500 Ala Moana Boulevard

3 Waterfront Plaza, Suite 555

Honolulu, Hawaii 96813

(808) 524-0900

Mr.   Daniel L Gordon, Branch Chief

Ms. Kristi Marrone

Division of Corporate Finance

Securities and Exchange Commission

Washington DC 20549

October 16, 2008

RE: The Castle Group, Inc.

        Form 10-KSB for the Year ended December 31, 2007, filed April 15, 2008

        Form 10-Q for the quarter ended March 31, 2008, filed May 6, 2008

        File no. 000-23338

Dear Mr. Gordon and Ms. Marrone:

This letter is in response to your letter dated September 5, 2008, which we received on September 11, 2008,  and our response dated September 23, 2008 regarding certain questions relating to The Castle Group, Inc.‘s above referenced Forms 10-KSB and 10-Q filings.

Form 10-KSB for the year ended December 31, 2007

Item 8A(T) Controls and Procedures- Status of response

We have completed an updated review of internal controls over financial reporting for the period ending December 31, 2007, as well as the associated management report on financial reporting.  During that review we determined that there were no material weaknesses identified  in internal controls over financial reporting for the period ending December 31, 2007.  However, we note that by not completing the assessment of internal controls for financial reporting prior to the filing of our Annual report on Form 10-KSB on April, 15, 2008, and also not including management’s report on Internal Control over Financial Reporting in that document, that the annual report as filed was materially deficient and rendered the company not timely or current in its Exchange Act Reporting.  As such, the disclosure controls and procedures were not effective in this regard at that time.

We have prepared the following updated disclosure for Item 8A(T) for inclusion in an amended Form 10-KSB :

ITEM 8A(T). CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Changes in Internal Control over Financial Reporting

There have not been any changes in the Company’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during its fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control system is intended to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements and that we have controls and procedures designed to ensure that the information required to be disclosed by us in our reports that we will be required to file under the Exchange Act is accumulated and communicated to our management, including our principal executive and our principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding financial disclosure.

Management’s assessment of the effectiveness of our internal controls is based principally on our financial reporting as of December 31, 2007.  In making our assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

Accordingly, as of October 15, 2008, our management, with the participation of our Chief Executive Officer (and Acting Chief Financial Officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2007.  Our Chief Executive Officer has further concluded that based on the fact that an evaluation of internal controls over financial reporting was not completed prior to our original filing of our Annual Report on April 15, 2008, and management’s report on internal control over financial reporting was not included in that filing, our Chief Executive Officer has concluded that the Annual Report as filed was materially deficient and rendered the Company not current in its reporting requirements at that time.  As such, the disclosure controls and procedures were not effective as of that date nor as of December 31, 2007.

For the period referenced above, management has recently completed assessment and has identified no material deficiencies in our internal control over financial reporting, except for the failure to complete its assessment of internal controls as noted above.  Our Chief Executive Officer has concluded that all other disclosure controls and procedures were effective as of that date in providing reasonable assurance that information required to be disclosed by us in the reports we file under the Exchange Act were recorded, processed, summarized, and reported as specified in the Securities and Exchange Commission’s rules, regulations, and forms.

The design and evaluation of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.  Management has determined that any identified deficiencies, in the aggregate, do not constitute material weaknesses in the design and operation of our internal controls in effect prior to December 31, 2007.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for Smaller Reporting Companies.  Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this Annual Report.  Our auditors have not advised us of any material weaknesses in our internal controls in connection with auditing our consolidated financial statements for the years ended December 31, 2007, and 2006.

We will file the amended form 10-KSB Annual Report for the period ending December 31, 2007, once we receive your response to this letter and receive assurance that no further changes to the 10-KSB are warranted.

In regard to the above referenced filings, the Company hereby acknowledges the following:

- that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- the staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Sincerely-

/s/Rick Wall

Rick Wall

Chief Executive Officer, Acting CFO

and Chairman of the Board of Directors

The Castle Group, Inc.